University General Health System, Inc.
7501 Fannin Street
Houston, Texas 77054
(713) 375-7100
November 28, 2011
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed May 9, 2010
Form 10-Q/A for the Quarterly Period Ended March 31, 2011
Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-54064
Dear Mr. Rosenberg:
This letter confirms receipt of your comment letter dated November 9, 2011 addressed to University General’s Mike Griffin on the above-referenced documents. We also received an additional comment during a telephone call with Mark Brunhofer and Ibolya Ignat on November 14, 2011.
As discussed with Mr. Brunhofer earlier today, University General will respond to these comments on or before December 2, 2011.
Please let me (713-375-7106) or University General’s Chief Financial Officer, Mike Griffin (713-375-7005), know if you have any questions or need further clarification.

Respectfully,
/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.